02041288

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

P.E.
6-3-02

For the month of June, 2002

Chartwell Technology Inc.
(SEC File No: 0-30456)

Suite 700, 407 2nd Street SW, Calgary, Alberta, Canada T2P 2Y3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

CHARTWELL TECHNOLOGY INC.

Date June 14, 2002

By: [signature]
Barry H. Foster, Chief Financial Officer

4

CHARTWELL TECHNOLOGY INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Chartwell Technology Inc. (the "Corporation") will be held at the Metropolitan Centre, Royal Room, 333 – 4th Avenue S.W., Calgary, Alberta on Friday the 12th day of July, 2002 at 10:30 a.m. (Calgary time) for the following purposes:

1. To receive and consider the Financial Statements of the Corporation for the year ended October 31, 2001 and the Auditor's Report thereon;

2. To elect directors;

3. To appoint KPMG LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration; and

4. To transact such other business as may be properly brought before the Meeting or any adjournment thereof.

The specific details of all matters proposed to be put before the Meeting are set forth in the Circular accompanying this Notice.

SHAREHOLDERS OF THE CORPORATION WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO OR DEPOSIT IT WITH COMPUTERSHARE TRUST COMPANY OF CANADA, 6TH FLOOR, 530 8TH AVENUE SW, CALGARY, ALBERTA T2P 3S8, ATTENTION: STOCK AND BOND TRANSFER DEPARTMENT. IN ORDER TO BE VALID AND ACTED UPON AT THE MEETING, FORMS OF PROXY MUST BE RETURNED TO THE AFORESAID ADDRESS NOT LESS THAN 48 HOURS BEFORE THE TIME SET FOR THE HOLDING OF THE MEETING OR ANY ADJOURNMENT THEREOF.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAILS TO TRANSMIT PROXIES IS AT EACH SHAREHOLDERS' RISK.

The Board of Directors of the Corporation has fixed the record date for the Meeting at the close of business on June 7, 2002 (the "Record Date"). Only shareholders of the Corporation of record as at that date are entitled to receive notice of the Meeting. Shareholders of record will be entitled to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee establishes ownership of such shares and demands, not later than the close of business 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 7th day of June, 2002.

By Order of the Board of Directors,

(signed) "Darold H. Parken"
Darold H. Parken, President

CHARTWELL TECHNOLOGY INC.

INFORMATION CIRCULAR - PROXY STATEMENT

For the Annual General Meeting
of Shareholders to be held on Friday, July 12, 2002

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the Management of **CHARTWELL TECHNOLOGY INC.** (hereinafter referred to as the "**Corporation**" or "**Chartwell**") for use at the Annual General Meeting of the Shareholders of the Corporation (the "**Meeting**") to be held on the 12th day of July, 2002, at 10:30 a.m. (Calgary time) at the Metropolitan Centre, Royal Room, 333 – 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof, for the purpose set forth in the Notice of Annual General Meeting.

Instruments of Proxy must be addressed to the Secretary of the Corporation and must reach Computershare Trust Company of Canada, Stock and Bond Transfer Department, 6th Floor, 530 8th Avenue SW, Calgary, Alberta, T2P 3S8, not less than 48 hours before the time for the holding of the Meeting or any adjournment thereof. Pursuant to the Business Corporations Act (Alberta), the record date for the Meeting is the close of business on June 7, 2002. Only shareholders of the Corporation of record as at that date are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests not later than ten (10) days prior to the Meeting that the transferee's name be included in the list of shareholders entitled to vote, in which case, such transferee is entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. A SHAREHOLDER SUBMITTING THE PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM AT THE MEETING (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN THE PERSON OR PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE SUCH RIGHT, THE NAMES OF THE PERSONS DESIGNATED BY MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to beneficial holders of Common Shares of Corporation who do not hold their Common Shares in their own name ("Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that there shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is a voting instruction form or a form which is identical to the form of proxy provided to registered shareholders. In either case, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("I ICC"). I ICC typically mails the voting instruction forms or proxy forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to I ICC. I ICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction request or a proxy form cannot use that voting instruction request or proxy form to vote Common Shares directly at the Meeting as the voting instruction request or proxy form must be returned as directed by I ICC well in advance of the Meeting in order to have the shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by I ICC well in advance of the Meeting.**

PERSONS MAKING THE SOLICITATION

THIS SOLICITATION IS MADE ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. The costs incurred in the preparation and mailing of the Form of Proxy, Notice of Annual General Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to the use of mails, proxies may be solicited by personal interviews, telephone or fax by directors and officers of the Corporation, who will not be remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

IN THE ABSENCE OF SUCH SPECIFICATION, SHARES WILL BE VOTED IN FAVOUR OF ALL OF THE PROPOSED RESOLUTIONS. THE PERSONS APPOINTED UNDER THE FORM OF PROXY FURNISHED BY THE CORPORATION ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE PROXY AND NOTICE OF ANNUAL GENERAL MEETING. AT THE TIME OF MAILING OF THIS INFORMATION CIRCULAR - PROXY STATEMENT, MANAGEMENT OF THE CORPORATION KNOWS OF NO SUCH AMENDMENT, VARIATION, OR OTHER MATTER.

INFORMATION CONCERNING THE CORPORATION

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As of the date hereof, 15,817,701 common shares without nominal or par value of the Corporation are issued and outstanding, each such share carrying the right to one vote on any ballot at the Meeting.

As at the date hereof, to the knowledge of the directors and senior officers of the Corporation, no person or Corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting shares carrying more than 10% of the voting rights attached to the common shares.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as described herein or in a previous Information Circular, there were no material interests, direct or indirect, of directors or senior officers of the Corporation, any shareholder who beneficially owns more than 10% of the common shares of the Corporation, or any known associate or affiliate of these persons in any transaction since the commencement of the Corporation's last completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

The following sets forth the aggregate remuneration paid or payable by the Corporation in respect of the last completed fiscal year ended October 31, 2001 to the Directors of the Corporation in their capacity as Directors and to the Executive Officers of the Corporation in their capacity as Executive Officers or Employees of the Corporation.

Directors

No cash compensation has been paid during the last completed fiscal year to Directors in their capacity as directors. Directors are reimbursed for out-of-pocket expenses incurred in carrying out their duties. During the last fiscal year ended October 31, 2001, no options were granted to directors who were not also officers of the Corporation.

Executive Officers

The following table sets forth certain information regarding the compensation paid to Chartwell's Chief Executive Officer and the other executive officers of Chartwell who had total annual salary and bonus exceeding $100,000 for the fiscal year ended October 31, 2001 (collectively, the "Named Executive Officers").

Compensation Summary Table

	Annual				Long-term	
Name and Principal Occupation	**Year**	**Salary**	**Bonus**	**Other**	**Stock Options Granted**	**All Other**
Darold H. Parken[(1)] President and Chief Executive Officer	2001 2000 1999	$105,000 $ 73,500 $ 14,000	$2,000 $2,000 nil	nil nil nil	300,000 325,000 nil	nil nil nil
Darcy E. Krogh, Vice President, Business Development	2001 2000 1999	$165,000 $127,500 $ 37,500	$2,000 $2,000 nil	nil nil nil	nil 100,000 100,000	nil nil nil
Donald Harold, Vice President, Operations	2001 2000 1999	$110,000 $ 36,667 nil	$2,000 $2,000 nil	nil nil nil	nil 100,000 nil	nil nil nil

Name and Principal Occupation	Annual				Long-term	
	Year	Salary	Bonus	Other	Stock Options Granted	All Other
Andrew Smith, Technical Director	2001	$125,000	$2,000	nil	50,000	nil
	2000	$36,279	$2,000	nil	100,000	nil
	1999	nil	nil	nil	nil	nil

Notes:

(1) *A law firm in which Mr. Parken is principal received fees and disbursements for legal services of $66,944 during the last completed fiscal year, $62,000 in fiscal 2000 and $103,901 in fiscal 1999.*

Options Exercised And Granted During the Fiscal Year Ended October 31, 2001

Options to purchase 189,200 common shares were exercised during the last completed fiscal year by one of the Named Executive Officers. The following table sets forth options to purchase Common Shares granted during the most recently completed fiscal year to the Named Executive Officers.

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Darold H. Parken	300,000	51%	$1.06	$1.06	04/23/2006
Andrew Smith	50,000	8.5%	$2.00	$2.00	09/05/2006

Notes:

(1) *The value of the unexercised options at October 31, 2001 based on the closing market price on the TSX Venture Exchange on October 31, 2001 of $1.85 per Common Share was $237,000.*

Termination of Employment, Changes in Responsibility and Employment Contracts:

Chartwell has no employment contracts with any Named Executive Officer. Chartwell has no compensatory plan or arrangement in respect of compensation received or that may be received by any Named Executive Officer in Chartwell's most recently completed or current fiscal year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

STOCK OPTIONS

The Corporation has an approved stock option plan (the " Plan") for directors, officers, employees and consultants of the Corporation and its subsidiaries. The Plan provides that the total number of Common Shares issuable shall not exceed 10% of the number of outstanding Common Shares.

The exercise price of any option subject to the Plan shall not be less than the discounted market price of the Common Shares, which shall mean the most recent closing price per share for Common Shares on the last trading day preceding the date of grant on which there was a closing price on the TSX Venture Exchange (or if the Common Shares are not listed on the TSX Venture Exchange, on such stock exchange as the Common Shares are then traded, less the permitted discounts pursuant to policies of TSX Venture Exchange or such stock exchange on which the Common Shares are listed for trading).

The exercise period of options shall be a period of time fixed by the Board of Directors, not to exceed five (5) years. If a holder shall cease to be a director, officer, employee or consultant for any reason other than death, the options will expire if not exercised within a maximum of 45 days following such cessation. In the event of the death of a holder, the options are exercisable for a period of 12 months following the date of death by the person or persons to whom the holder's rights under the options pass by will or by law.

As of June 1, 2002, stock options have been granted on 2,338,566 Common Shares and are held as follows:

		Held By				
Date of Grant	**Date of Expiry**	**Directors Not Executive Officers**	**Executive Officers**	**Others**	**Exercise Price**	**Market Price At Date of Grant**
Nov. 1/98	Oct. 31/03	86,666	-	-	$1.00	$1.00
Dec. 15/98	Dec. 14/03	-	-	50,000	$1.50	$1.50
Feb. 1/99	Jan. 31/04	-	-	50,000	$1.06	$1.77[(1)]
Feb. 10/99	Feb. 9/04	-	25,000	-	$1.06	$2.10[(1)]
June 7/99	June 6/04	-	200,000	25,000	$1.06	$3.40[(1)]
Nov. 1/99	Oct. 31/04	-	-	56,200	$1.06	$4.00[(1)]
Nov. 1/99	Oct. 31/04	50,000	-	-	$1.06	$4.00[(1)]
Jan. 5/00	Jan. 4/05	-	75,000	-	$1.06	$3.11[(1)]
May 6/00	May 5/05	-	-	50,000	$1.06	$4.20[(1)]
June 7/00	June 6/05	-	140,600	-	$1.06	$3.65[(1)]
July 11/00	July 10/05	-	-	100,000	$1.06	$3.80[(1)]
July 14/00	July 13/05	-	-	100,000	$1.06	$4.00[(1)]
Sept. 18/00	Sept. 17/05	-	350,000	20,000	$1.06	$2.35[(1)]
Oct. 27/00	Oct. 26/05	-	-	64,000	$1.17	$2.00[(1)]
Nov. 2/00	Nov. 1/05	-	-	25,000	$1.17	$2.00[(1)]
Apr. 23/01	Apr. 22/06	-	300,000	18,600	$1.06	$1.06
May 8/01	May 7/06	-	-	50,000	$1.00	$1.00
Aug. 24/01	Aug. 23/06	-	-	50,000	$2.09	$2.09
Sept. 6/01	Sept. 5/06	-	-	61,000	$2.00	$2.00
Oct. 4/01	Oct. 3/06	-	-	50,000	$2.00	$2.00
Dec. 19/01	Dec. 18/06	-	-	58,100	$1.72	$1.72

Date of Grant	Date of Expiry	Directors Not Executive Officers	Executive Officers	Others	Exercise Price	Market Price At Date of Grant
Mar. 11/02	Mar. 10/07	-	-	125,000	$1.60	$1.60
Apr. 10/02	Apr. 9/07	-	-	8,400	$1.60	$1.60
Apr. 19/02	Apr. 16/07	50,000	-	-	$1.63	$1.63
Apr. 24/02	Apr. 23/07	-	-	100,000	$1.60	$1.60

Note:
(1) Approval to reprice stock options was granted at a Special and Annual General Meeting of shareholders held on July 10, 2001

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in common shares of the Corporation on October 31, 1996 with the cumulative total return on the TSE 300 Index. The common shares of the Corporation are traded on the TSX Venture Exchange however information for the presentation of the same return on investment for such exchange and its predecessor, the Alberta Stock Exchange, was not available.



Performance Graph
200
150
100
50
0
Oct. 31, 1996
1997
1998
1999
2000
2001
Chartwell Year End Price
TSE 300 Index

	Oct. 31, 1996	1997	1998	1999	2000	2001
Chartwell Year End Price	$100.00	$69.76	$46.51	$186.04	$90.70	$86.05
TSE 300 Index	$100.00	$122.43	$111.08	$129.83	$172.47	$123.20

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

One director of the Corporation was indebted to the Corporation in the amount of $29,298 as at the end of the last completed fiscal year. The indebtedness is evidenced by non-interest bearing demand promissory notes.

BUSINESS OF THE MEETING

Regular Business

At the Meeting, shareholders will consider the items of regular business as follows:

1. Financial Statements

The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended October 31, 2001 together with the auditor's report thereon.

2. Election of Directors

At the Meeting, the shareholders will be asked to determine that the board of directors consist of five (5) directors and will be asked further to elect five (5) directors to succeed the present directors, whose terms of office expire on the day of the Meeting, to serve until the next annual general meeting, or until their respective successors have been elected or appointed. At the Meeting, shareholders may determine that a greater number of directors is desirable and, if so, additional nominations from shareholders will be considered for election.

Unless otherwise directed it is the intention of management to vote proxies in the accompanying form in favour of the election as directors of the five (5) nominees hereinafter set forth, provided that in the event a vacancy among such nominees occurs because of death or for any reason prior to the Meeting, the Proxy shall not be voted with respect to such vacancy:

Rene G. Carrier
Darcy E. Krogh
Steven W. Latham
Darold H. Parken
Roderick A. Ferguson

The names of all the persons nominated for election as directors, all other positions and offices with the Corporation held by them, their principal occupations, dates on which they became directors of the Corporation and the number of common shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them as of June 5, 2001 are as follows:

Name and Position with the Corporation	Principal Occupation During Past Five Years	Director Since	Shares Held as of June 7, 2002[1]
Darold H. Parken, President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation. Prior thereto, Barrister & Solicitor, Parken & Corporation since February 1989. Prior thereto, partner with Burnet, Duckworth & Palmer, Barristers & Solicitors.	Oct. 26/94	793,100[1]
Darcy E. Krogh Vice President, Business Development and Director	Vice President, Business Development of the Corporation. Prior thereto, registered representative with various Canadian investment dealers for 18 years.	June 7/99	10,500[1]
Rene G. Carrier Director	President, Euro-American Capital Corporation (a private investment Corporation). Prior thereto, Vice President of Pacific International Securities Inc. (a brokerage firm) from 1982 to 1991.	June 27/91	75,300[1]

Name and Position with the Corporation	Principal Occupation During Past Five Years	Director Since	Shares Held as of June 7, 2002[1]
Steven W. Latham Director	President, Gateway Technology Inc., since 1996. Prior thereto, Product Development Manager with Corel Corporation (computer software and hardware developer) from June1995 to June 1997.	Aug. 25/98	550,000[1]
Roderick A. Ferguson, Director	Partner, Heenan Blaikie LLP, Barristers and Solicitors since 2001 and prior thereto Partner, Burnet Duckworth & Palmer, Barristers and Solicitors.	July 10/01	10,000

Notes:
(1) Messrs. Parken, Latham, Krogh, Carrier and Ferguson hold options to purchase 625,000, 86,666, 200,000, 50,000 and 50,000 shares respectively.

The information as to shares beneficially owned, directly or indirectly, is based upon information furnished to the Corporation by the respective directors and nominees.

3. Appointment of Auditors

The Management of the Corporation proposes to nominate KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual general meeting at a remuneration to be fixed by the Board of Directors. KPMG LLP were first appointed auditors of the Corporation on April 27, 2000.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interests of any director or senior officer of the Corporation, any shareholder who beneficially owns more than 10% of the common shares of the Corporation, or any known associate or affiliate of those persons, in any matter to be acted upon at the Meeting, except as disclosed herein.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than those set forth in the Notice of Annual General Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement have been approved by the directors of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 7th day of June, 2002.

(signed) "Darold H. Parken"
Darold H. Parken
Director

(signed) "Roderick A. Ferguson"
Roderick A. Ferguson
Director

CHARTWELL TECHNOLOGY INC.

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS SOLICITED BY MANAGEMENT

The undersigned shareholder of CHARTWELL TECHNOLOGY INC. (the "Corporation") hereby appoints Darold H. Parken, President and C.E.O. of the Corporation, of Calgary, Alberta, or, failing him, Darcy Krogh, Vice President, Business Development of the Corporation, of Vancouver, British Columbia, or instead of either of the foregoing ______________________________, as proxy of the undersigned at the Annual General Meeting of the Shareholders of the Corporation to be held on the 12th day of July, 2002 (the "Meeting") and at any adjournment thereof and at every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said Proxy's discretion, except as otherwise specified below. Without limiting the general powers conferred, I hereby direct the said proxy to vote the shares represented by this proxy as follows, on the following matters:

1. On the resolution regarding the election of Directors as specified in the Information Circular - Proxy Statement dated June 7, 2002 (the "Circular"):

   FOR _____ WITHHOLD VOTE _____

2. On the resolution for the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration:

   FOR _____ WITHHOLD VOTE _____

3. At the discretion of the said Proxy, to vote upon any amendment or variation of the above matters or any other matter properly brought before the Meeting or any adjournment thereof in such manner as such Proxy in his sole judgement may determine.

I HEREBY REVOKE ANY PROXIES HERETOFORE GIVEN.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF CHARTWELL TECHNOLOGY INC. THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED AS DIRECTED IN THE SPACES PROVIDED ABOVE OR, IF NO DIRECTION IS GIVEN, SHALL BE VOTED IN FAVOUR OF ALL OF THE ABOVE MATTERS.

THE PERSONS NAMED IN THIS PROXY ARE DIRECTORS AND/OR OFFICERS OF THE CORPORATION. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION, TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED ABOVE. TO EXERCISE SUCH RIGHT, THE NAMES OF THE PERSONS DESIGNATED BY THE MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

DATED this _____ day of __________, 2002.

____
Signature of Shareholder

____
Name of Shareholder (please print)

Instructions:

1. The signature of the shareholder should be exactly the same as the name in which the shares are registered.

2. If the appointer is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

3. Persons signing as executors, administrators, trustee, etc. should so indicate and give their full title as such.

4. This Proxy will not be valid and will not be acted upon or voted unless it is signed and dated and delivered to the attention of the Corporation's Secretary, c/o Computershare Trust Company of Canada, Stock and Bond Transfer Department, 6th Floor, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not less than 48 hours before the time for the holding of the Meeting or any adjournment thereof.

5. This Proxy is valid only at the Meeting in respect of which it is given or any adjournment thereof.

Chartwell Technology Inc.

PRESS RELEASE

CHARTWELL REPORTS INCREASED REVENUE

Chartwell Technology Inc. *TSX-VEN: CWH*

Calgary, Canada June 12, 2002, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming and information systems for companies engaged in the Internet gaming industry, announces financial results for the three and six months ended April 30, 2002.

Total revenues for the second quarter of 2002 increased 44% to $865,810 compared to $601,817 in the same period of 2001. For the six months ended April 30, 2002, the Company's total revenues increased 22% to $1,273,153 compared to $1,044,355 for the prior year period. The Company's focus on attracting established gaming clients, particularly in Europe, has had a very positive effect on the recurring license fee component of total revenue. License fee revenue for the second quarter rose 243% to $538,403 compared to $157,185 in the same quarter of 2001. For the six months ended April 30, 2002, the Company's license fee revenue was $876,305 representing a 123% increase over the prior year period. Recurring revenue increased 59% on a quarter on quarter basis.

Expenses for the second quarter were up 65% to $1,434,034 compared to $867,348 in the same period of 2001. For the six months ended April 30 2002, expenses increased 37% to $2,618,223. The increases in expenses are attributed to continued development of the Company's casino gaming systems including the release of our newest Flash games. Higher expenses also reflect software development costs related to our new multiplayer games; bingo and poker for expansion into new gaming verticals, regulatory compliance related software development projects and R&D in the field of new games, systems and platforms to maintain the Company's lead in providing the most flexible software solutions available.

The loss for the period was $568,224 a decrease of 27% compared with our loss in the previous quarter. Chartwell ended the quarter with a strong working capital position of $ 6,130,496.

"We are beginning to see the results of our focused campaign to attract the larger, established gaming companies.", states Darold H. Parken, President and CEO of Chartwell. "As these clients continue to establish their brands online and as we continue add more established gaming clients, we anticipate strong growth in the recurring revenue component of our total revenue stream. The outlook for the remainder of 2002 remains very positive and our new development initiatives in the wireless and interactive TV areas represent tremendous potential for Chartwell's future."

About Chartwell Technology Inc. Chartwell Technology Inc. specializes in the development of leading edge custom gaming applications and entertainment content for the Internet and wireless platforms. Chartwell's Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell's team of highly trained professionals is committed to delivering the highest quality software to fully empower its clients and to maintain its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact: Chartwell Technology Inc.

Darold H Parken, President
(877) 261-6619 or (403) 261-6619
dhp@chartwelltechnology.com

David Bajwa, Investor Relations
(877) 699-4180 or (604) 669-4180
info@chartwelltechnology.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell's filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

Chartwell Technology Inc.

PRESS RELEASE

CHARTWELL CONTINUES TO EXPAND EUROPEAN PRESENCE

Chartwell Technology Inc. *TSX-VEN: CWH*

Calgary, Canada June 4, 2002, Chartwell Technology Inc. (TSX-VEN: CWH) is very pleased to announce that its wholly owned subsidiary, Chartwell Games Corp., has been selected to design, construct and license an online casino for **TURKBET**, a wholly owned subsidiary of **Wilson Sports and Racing**, a well established traditional UK sports betting operator that caters to high stake punters. Turkbet operates traditional sports betting shops along with an interactive sports book site and land based casinos in Northern Cyprus.

"The Wilson Group are extremely experienced in the gaming industry and have a strong reputation for their integrity. We are confident that these characteristics will be keys to their success in the online casino business. We are very pleased to have been selected as their online gaming technology partner", stated Darold H. Parken, President and CEO of Chartwell. "Our unique business model and systems integration capabilities allows us to deliver complete custom gaming solutions which put our customers in complete control of their operations, something which was very important to the Wilson group and which we believe is the model for the future of the online gaming industry".

Chartwell has developed a unique integration module that allows a more complete linkage between the online casino and any existing operation such as an online sports book or land-based casino. This module deals with multiple points of integration including player registration, login, accounting, banking and loyalty programs.

The Wilson name has been synonymous with betting for over 25 years. Founder Mervyn Wilson built his initial chain of betting shops known as Surrey Racing. This later merged with Sports Internet, which in turn was taken over by BSKYB to form the backbone of the digital interactive betting service, offered on Sky TV in the United Kingdom.

"We carefully evaluated all of our options prior to selecting Chartwell as our casino software provider" states Mervyn Wilson, founder of Wilson Sports & Racing. "We were impressed by their versatile online gaming platform and the customized gaming systems development that Chartwell offers as our technology partner. Our aggressive growth plans necessitated a supplier with such attributes, and we look forward to a long-term relationship with them to expand our online strategy".

About Wilson Sports & Racing. Wilson Sports and Racing is a UK based sports betting operator with betting shops located in the UK that cater to high stake punters, and through its subsidiary Turkbet operates traditional sports betting shops along with an interactive sports book site and land based casinos in Northern Cyprus .

About Chartwell Technology Inc. Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platform. Chartwell's Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell's team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact:

Chartwell Technology Inc.

Darold H. Parken, President
(877) 261-6619 or (403) 261-6619
dhp@chartwelltechnology.com

David Bajwa, Investor Relations
(877) 669-4180 or (604) 669-4180
info@chartwelltechnology.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

Chartwell Technology Inc.

PRESS RELEASE

CORAL EUROBET SELECTS CHARTWELL TECHNOLOGY

Chartwell Technology Inc. ***TSX-VEN:CWH***

Calgary, Canada May 9, 2002, Chartwell Technology Inc. (TSX-VEN: CWH) is very pleased to announce that its wholly owned subsidiary, Chartwell Games Corp., has been selected to design, construct and license an online casino for the Coral Eurobet Group, one of the world's leading bookmaking organizations.

"We are extremely proud to be associated with one of the most powerful betting brands in the world", states Darold H. Parken, President and CEO of Chartwell. "The Coral Eurobet Group represents the highest degree of professionalism and integrity within the sportsbetting business and to have our technology selected for their move into online casino gaming is a very significant achievement for our Company and endorsement of our business model."

Chartwell's unique custom gaming systems and business model are aimed at providing the most advanced technology tools to the most capable gaming companies and to facilitate their total control of every aspect of the online casino operations.

"Coral Eurobet is well placed to take advantage of the continuing growth in online gaming, and the launch of the Eurobet Casino is further proof of our ambitions in this sphere", said Lee Richardson, Chief Operating Officer.

About Coral Eurobet

Coral Eurobet is one of the world's leading bookmaking organizations. The group comprises Coral Racing, operating 870 retail betting shops in the UK, Coral Stadia which owns and operates two greyhound racing tracks in the UK, Coral Telebetting which provides instant betting on all major sports by debit card, seven days a week and Eurobet, which was the first company to accept bets over the Internet and now has active customers in over 100 countries through the Internet, WAP telephone and interactive TV platforms.

About Chartwell

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet. Chartwell's Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell's team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact:
Chartwell Technology Inc.

Darold H. Parken, President
(877) 261-6619 or (403) 261-6619
dhp@chartwelltechnology.com

David Bajwa, Investor Relations
(877) 669-4180 or (604) 669-4180
info@chartwelltechnology.com

Chartwell Technology Inc.

Consolidated Interim Financial Statements

For the three months and six months ended April 30, 2002

CHARTWELL TECHNOLOGY INC.

Consolidated Balance Sheets

		April 30, 2002 (unaudited)		October 31, 2001
Assets				
Current assets:				
Cash and cash equivalents	$	1,402,724	$	2,741,078
Short term investments		3,274,537		3,350,007
Accounts receivable		1,531,156		1,200,036
Prepaid expenses		71,519		79,867
		6,279,936		7,370,988
Available for sale long-term securities		42,882		42,882
Capital assets		299,616		303,392
Deferred software development costs		165,106		220,144
	$	6,787,540	$	7,937,406
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	37,754	$	59,897
Current portion of obligations under capital lease		9,309		12,668
Deferred revenue		102,377		-
		149,440		72,565
Obligations under capital lease		10,687		13,446
Shareholders' equity:				
Share capital		14,632,223		14,511,135
Deficit		(8,004,810)		(6,659,740)
		6,627,413		7,851,395
	$	6,787,540	$	7,937,406

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Income (Loss) and Deficit

(unaudited)

	Three months ended April 30,		Six months ended April 30,	
	2002	2001	2002	2001
Revenue:				
Software set-up fees	$ 317,460	$ 337,868	$ 317,460	$ 413,749
Software license fees	538,403	157,185	876,305	393,023
Interest and other	9,947	106,764	79,388	237,583
	865,810	601,817	1,273,153	1,044,355
Expenses:				
Software development and support	640,991	442,765	1,300,362	966,704
General and administrative	738,560	363,619	1,212,642	827,857
Gain from extinguishment of debt	-	-	-	-
Depreciation and amortization	26,964	33,445	50,181	56,756
Amortization of deferred software development costs	27,519	27,519	55,038	55,038
	1,434,034	867,348	2,618,223	1,906,355
Net income (loss)	(568,224)	(265,531)	(1,345,070)	(862,000)
Deficit, beginning of period	(7,436,586)	(6,420,242)	(6,659,740)	(5,823,773)
Deficit, end of period	$ (8,004,810)	$ (6,685,773)	$ (8,004,810)	$ (6,685,773)
Net income (loss) per share:	$ (0.04)	$ (0.02)	$ (0.09)	$ (0.06)

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended April 30,		Six months ended April 30,	
	2002	2001	2002	2001
Cash provided by (used in):				
Operations:				
Net income (loss)	$ (568,224)	$ (265,531)	$ (1,345,070)	$ (862,000)
Depreciation and amortization	26,964	33,445	50,181	56,756
Amortization of deferred software development costs	27,519	27,519	55,038	55,038
Deferred revenue	22,757	(101,540)	102,377	(34,004)
Change in non-cash working capital:				
Accounts receivable	(203,060)	(145,435)	(331,120)	(295,626)
Prepaid expenses	2,605	16,301	8,348	5,553
Accounts payable and accrued liabilitie:	(61,218)	(283,111)	(22,143)	(684,200)
	(261,673)	(412,245)	(344,915)	(974,273)
	(752,657)	(718,352)	(1,482,389)	(1,758,483)
Financing:				
Issue of shares	-	-	121,088	72,500
Issue of special warrants	-	-	-	-
Share and special warrant issue costs	-	-	-	-
Repayment of lease obligations	(3,112)	(3,763)	(6,118)	(7,525)
Long-term debt	-	-	-	-
	(3,112)	(3,763)	114,970	64,975
Investments:				
Purchase of short term investments	381,393	-	75,470	-
Purchase of capital assets	(23,568)	(39,752)	(46,405)	(50,043)
	357,825	(39,752)	29,065	(50,043)
Increase (decrease) in cash	(397,944)	(761,867)	(1,338,354)	(1,743,551)
Cash, beginning of period	1,800,668	7,811,790	2,741,078	8,793,474
Cash, end of period	$ 1,402,724	$ 7,049,923	$ 1,402,724	$ 7,049,923

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Notes to Consolidated Interim Financial Statements

For the three months and six months ended April 30, 2002
(unaudited)

These consolidated interim financial statements of Chartwell Technology Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies, except as otherwise disclosed, as were used for the consolidated financial statements for the year ended October 31, 2001. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001.

1. **Share capital:**

   As at April 30, 2002 and October 31, 2001 the Company had 15,817,701 and 15,628,501 common shares outstanding and 2,338,566 and 1,777,532 options to acquire common shares respectively.

2. **Segmented information:**

   The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA. The Company's software set-up and license fees are from domestic and foreign entities and originate from the following countries of operations:

	Three months ended April 30			Six months ended April 30		
2002	Canada	Belize	Total	Canada	Belize	Total
Software set-up fees	$ -	$ 317,460	$ 317,460	$ -	$ 317,460	$ 317,460
Software license fees	$ 71,844	$ 466,559	$ 538,403	$ 119,453	$ 756,852	$ 876,305
2001	Canada	Belize	Total	Canada	Belize	Total
Software set-up fees	$ 30,917	$ 306,951	$ 337,868	$ 106,798	$ 306,951	$ 413,749
Software license fees	$ -	$ 157,185	$ 157,185	$ -	$ 393,023	$ 393,023

Chartwell Technology Inc



2001 Annual Report



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Chartwell Technology Inc

2001 Annual Report

Contents

President's Message 2

Question and Answer with the President 4

Management's Discussion and Analysis of Financial Condition 8

Financial Statements 12

Notes to Financial Statements 18

Corporate Information 33

Corporate Overview

Chartwell is one of the world's leading suppliers of Internet games, gaming systems and entertainment content to a rapidly growing international market.

Chartwell employs state-of-the-art technologies to produce the most flexible, robust, scalable and secure custom gaming systems available in both Java and Flash in-browser solutions and downloadable applications.

Chartwell's unique product and business model provide gaming site operators with the control and flexibility they demand from their technology partners.

Chartwell has the financial strength, professional resources and market-driven strategy to capitalize on the unique opportunities existing in this global market.

President's Message



Revenue growth was a major focus as we entered our third year of operation. As a result of new licensing agreements and existing client growth, Chartwell generated revenues of $3,232,354 for the fiscal year ending Oct 31, 2001, representing an increase of 127% over the previous year. Although not yet profitable, our net loss from operations decreased by approximately 68% compared to the previous year. By continuing to expand our sales efforts and add new clients, we achieved our first profitable quarter of operations during fiscal 2001.



This year saw the setup of an office in Singapore, which will be acting as both a sales office for the growing Asia-Pacific region, and as the location of Chartwell's wholly owned subsidiary, Chartwell Games Corp. The new sales office was successful in signing its first licensee in this new Asia-Pacific market.

Chartwell continued to expand its presence in the 'play for fun' market by completing development agreements with some of the largest gaming companies in North America, and closed the year with several other potential 'play for fun' licenses under negotiation.

We have recognized a growing 'play for real' opportunity with European-based online sports betting companies seeking to expand gaming options for their player base. Based on our initial successes in this sector, we have since added several prominent online sports betting clients, and continue to target this area for further growth.

Over the past year we continued to add major new functionality in our product offering by releasing the Flash version of our casino suite and a new bingo product. Similar to our flagship Java-based casino, the Flash product is a no-download, in-browser gaming product, but gives the player control over the size of their playing window and provides a unique look and feel. Chartwell is continuing to expand the range of games offered using the Flash front-end, and is also developing a 'download' version of the casino suite, which will benefit players with low bandwidth Internet connections.

With an increasing number of mobile devices such as hand held phones and PDAs accessing the Internet, we see a tremendous new market opportunity. Mobile devices will provide users a new and convenient method of accessing business, entertainment and gaming applications and Chartwell's technology base is well suited to adopt this new technology. To this end, Chartwell entered into an agreement with Motorola, the largest mobile phone manufacturer in the US, to develop a suite of games for their new line of Java-enabled phones. Chartwell is continuing to research and utilize new and emerging technologies relevant to the online gaming industry, and will continue to build on its substantial range of products and player gaming platforms.

We confidently look forward to this new year in which we hope to achieve our first year of profitability, which will set the stage for much enhanced shareholder value going forward.

Respectfully,

Darold H. Parken, President

Q and A with the President



Is the online gaming industry expected to grow?

Many studies of the online gaming industry (such as those by Merrill Lynch and Informa Media, to name two prominent sources) indicate substantial growth of between 40% and 60% for the online gaming industry over the next several years.

Part of the expected industry growth comes from an overall increase in the number of people accessing the Internet. According to Merrill Lynch, the number of adult online users will more than double to 750 million by 2005. Within this general expansion trend is a growth of online access over a greater diversity of countries, each with their unique combination of opportunities and challenges for a gaming system supplier such as Chartwell. These include dealing with multiple currencies, multiple languages and slower Internet connections, all of which Chartwell has addressed in its latest product releases.

How are regulations affecting the industry?

There is an increasing willingness of players to gamble online and this is in no small part due to the trust element brought about by new regulated jurisdictions such as Isle of Man, Alderney, and several of the Australian provinces. The British government recently indicated their intention to become a leader in this area through the licensing and regulation of online gaming. These jurisdictions provide a regulatory framework which gaming system operators must comply with, ranging from background checks, site security, responsible gaming features and strict regulations governing the operation of the gaming system. A regulated environment promotes responsibility and integrity on part the gaming site operator while providing legislated protection to the player.

In June of 2001 the Nevada Senate approved Bill AB466 to become the first State in the US to move toward the regulation of online gaming. Chartwell is the only online gaming system vendor to have developed and licensed 'play for fun' gaming systems in that market and we continue to expand our market share in this area based on our belief that a move toward complete regulation is inevitable.

Has the composition of online operators changed?

Also contributing to the player's increasing





sense of trust is the emergence of well-known gaming organizations into the world of Internet gaming. Well-established sports betting companies are examples of land-based operators who have extended their brands online. There is a growing awareness of the potential of Internet gaming among all sorts of global gaming and non-gaming entertainment brands, and these companies look to reputable technology partners like Chartwell to provide the means to create a fully customized gaming site that can be integrated into their existing hardware and software infrastructures.

The recognizable brand-names now entering the online gaming market tend to gravitate towards the more highly regulated jurisdictions. Chartwell is responding to this trend by pursuing certification of our gaming system in several key jurisdictions with highly regulated online gaming environments. Chartwell has already obtained certification by a third-party testing organization of the key component of any gaming system, the random number generator.

What other factors are influencing the gaming industry?

Technological advancements have also increased the range of devices with which players may access the Internet and thereby access the various online gaming sites. Until recently online gaming meant using a PC to access a gaming site over the Internet. The proliferation of Interactive TV and wireless devices that are connected to the Internet creates many new opportunities for Chartwell to leverage the power of our existing proven gaming systems with these new technologies.

Europe is expected to lead in the growth of Interactive TV gaming opportunities. There is also tremendous growth expected in Europe and Asia as mobile devices are increasingly used to access the Internet and deliver entertainment and gaming applications to consumers.

How will Chartwell be taking advantage of these trends?

Chartwell has long recognized the potential of the emerging technologies, and during 2001 entered into an agreement with mobile phone manufacturer Motorola to create a suite of games for their new Java-enabled handsets. This is a good example of the power of Chartwell's Java-based gaming technology, which is well positioned to exploit other potential platforms such as PDA's and Interactive TV. As a benefit to players with lower bandwidth, Chartwell has also developed an application version of its casino games. This new version, also known as a 'download' style of games, will complement Chartwell's industry-leading 'in browser' technology.

In order to meet the needs of a wider segment of the gaming market, Chartwell has continued to expand the range of its gaming products. Multi-player bingo was released during 2001 and multi-player poker and lottery are under development as well. Many other casino style games are also in development with release expected over the course of fiscal 2002.

What other strategies will be used in targeting the global market?

Our new Singapore office has won our first significant new licensee in the Asia-Pacific region and will continue to expand our licensee base in this fast growing market. Chartwell has expanded the global reach of its games by building multi-language and multi-currency support into its latest gaming system. Chartwell's licensees can now provide their players with a choice of English, French, Italian, Spanish, German and Russian, with Japanese, Chinese, Turkish and Greek versions in development. Chartwell has also given operators the ability to offer gaming in whatever currencies they wish to support. Chartwell's gaming suite currently includes several Asian games, and we will be expanding our offering of regional games over the next year. These new features will allow Chartwell's licensees to reach a larger proportion of this increasingly global market.

How is Chartwell's business model suited to industry trends?

As the online gaming industry matures, larger, more sophisticated organizations are entering the market. This new type of potential client typically has a well established IT infrastructure and personnel, and often has an existing player base and payment processing facilities in place. They are experienced operators who want complete control over their operating environment, including their database and all manners of dealing with their players.

Unlike many of our competitors Chartwell does not require its clients to operate their online businesses in a Chartwell-controlled facility. Chartwell's clients therefore maintain complete control and ownership of their most precious asset, their player database. Chartwell is also able to integrate its gaming system with the existing hardware and software configurations of its clients. Clients also exercise complete operating control of their sites through CyberBoss, Chartwell's comprehensive administration, marketing and management utility.

Chartwell believes its continued success in the online gaming business will be achieved by offering the widest choice of gaming products, over multiple player platforms, while providing complete operator ownership and control.

Chartwell's leading product offering and its strengths in emerging new technical areas, combined with a business model that meets the demands of the new, more sophisticated online gaming operator, positions Chartwell to take an ever larger market share over the near term and beyond.



Management's Discussion and Analysis of Financial Condition

Operating results

The following discussion and analysis explains trends in our financial condition and results of operations for the three fiscal years ended October 31, 2001, 2000 and 1999. This discussion and analysis of the results of operations and financial condition of the Company should be read in conjunction with the audited financial statements and the related notes, as well as statements made elsewhere in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles in the United States, except as described in the notes to financial statements. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars (in accordance with Canadian GAAP).



Results of Operations

Year Ended October 31, 2001 Compared to October 31, 2000

The financial results for the year ended October 31, 2001 and 2000 include the operations of our wholly owned subsidiaries Chartwell Games Corp. (CGC) and Gateway Technology, Inc. (GTI).

Total Assets

Total assets decreased during the year from $9,710,042 (2000) to $7,937,406 (2001) primarily as a result of a decrease in cash related to operating activities.

Revenues

Revenues increased to $3,232,354 for the year ended October 31, 2001, compared with $1,421,289 for the year ended October 31, 2000, an increase of 127%. Operating revenues consisted of Software set-up fees and Software licensing fees. Software set-up fees for the year ended October 31, 2001 were $1,928,696, compared to $909,902 in 2000, an increase of 112%, primarily from the development and installation of software for 9 new clients. Software licensing fees for the year ended October 31, 2001 were $908,876, compared to $172,463 in 2000, an increase of 427%, primarily from increased licensing revenues from our installed software base. We anticipate that operating revenues will increase during our fiscal year ending October 31, 2002, as we enter into new software licensing agreements and as we continue to earn revenues from our installed customer base. Interest and other revenues for the fiscal year ended October 31, 2001 were $394,782, compared to $338,924 in 2000.

Expenses

Expenses increased slightly from $4,046,595 during the fiscal year ended October 31, 2000, to $4,068,321 in 2001. Expenses consisted of software development expenses in the amount of $2,013,601 during the fiscal year ended October 31, 2001, compared to $1,291,899 in the prior year, an increase of 56%, as we increased our software development efforts in 2001. General and administrative expenses declined $450,978 (18%) from $2,516,688 during the fiscal year ended October 31, 2000, to $2,065,710 in 2001, primarily as a result of our efforts to reduce overhead costs. We had a one-time gain of $242,512 from the extinguishment of debt during the fiscal year ended October 31, 2001.

Loss

Net loss from continuing operations decreased $1,789,609 (68%) from $2,625,306 during the year ended October 31, 2000 to $835,697 for the fiscal year ended October 31, 2001. We had a loss per share of $0.05 for the year ended October 31, 2001, compared to $0.20 for the year ended October 31, 2000. The significant decrease in loss per share resulted from our increased operating revenues during 2001 and decreased general and administrative expenses, offset by our increased spending in software development. We anticipate that such losses may continue into future periods as we develop our business and invest in research and development to improve our products and expand our marketing efforts.

Year Ended October 31, 2000 Compared to October 31, 1999

The financial results for the year ended October 31, 2000 include the operations of our wholly owned subsidiaries CGC and GTI.

Total Assets

Total assets increased during the year from $1,587,541 (1999) to $9,710,042 (2000) due mostly to an increase in cash from financing activities.

Revenues

Revenues increased to $1,421,289 for the year ended October 31, 2000, compared with $262,342 for the year ended October 31, 1999, an increase of $1,158,947 (442%), due to licensing and installations of our software products in 2000. Operating revenues consisted of Software set-up fees and Software licensing fees. Software set-up fees for the year ended October 31, 2000 were $909,902, compared to $235,528 in 1999, an increase of $674,374 (286%), as we began commercialization and installation of our software. Software licensing fees for the year ended October 31, 2000 were $172,463, compared to no revenue during 1999, as we began receiving licensing revenues from our installed software base. Interest and other revenues for the fiscal year ended October 31, 2000 were $338,924, compared to $26,814 in 1999, due primarily from interest earned on cash raised in financing during 2000.

Expenses

Expenses were $4,046,595 during the fiscal year ended October 31, 2000, compared to $2,261,234 in 1999, an increase of $1,785,361 (79%). Expenses consisted of software development expenses in the amount of $1,291,899 during the fiscal year ended October 31, 2000, compared to $1,208,096 in 1999, an increase of $83,793 (7%), as we continued our software development efforts in 2000. General and administrative expenses increased $1,894,212 (304%) from $622,476 during the fiscal year ended October 31, 1999, to $2,516,688 in 2000, primarily as a result of increased expenses related to development of our software licensing business.

Loss

Net loss from continuing operations increased $626,414 (31%) from $1,998,892 during the year ended October 31, 1999 to $2,625,306 for the fiscal year ended October 31, 2000, primarily from the increase in general and administrative expenses and our shift in business strategy from the oil and gas business to the software development business. We had a loss per share from continuing operations of $0.20 the year ended October 31, 2000, compared to $0.18 for the year ended October 31, 1999.

During the year ended October 31, 1999, we sold our interests in our oil and gas properties and recognized a loss from our discontinued oil and gas operations of $124,192, which increased our net loss for 1999 to $2,123,084 or $0.19 per share. As a result, we will not receive any revenues in future periods resulting from oil and gas operations. We do not believe our results of operations from our oil and gas properties were material to our current business.

Currency Translation - Inflation

Our operations are carried out in United States and Canadian dollars. We expect to carry out the majority of our financings, product development and administration through our Canadian operations in Canadian dollars, our functional currency. Under our licensing agreements, revenues will be received in U.S. dollars. As a result, the Company will be faced with currency fluctuations. We do not currently engage in currency hedging, however, the Company may do so if management determines it is prudent.

We do not anticipate that inflation will have a material adverse affect on our future operations. Our material obligations are fixed based on capital leases and real property leases. In the event our operations are impacted by inflation, we anticipate it will decrease our profit margins.

Critical Accounting Policies

The most significant judgement involved in the preparation of the financial statements is the application of the method of accounting for contract revenue. As explained in note 2(f) to the financial statements, software set-up fees, which require software customization, modification and integration are recognized following the completed contract method which is consistent with the guidance contained in AICPA Statements of Position 97-2 and 81-1.

The Company makes estimates of costs to complete each contract at each financial reporting date and those estimates comprise a significant amount of judgement as to the resources and related costs which are required in the future to reach contract completion. To the extent that estimated costs exceed expected revenues on contracts, the estimated loss is recognized in the financial statements when identified.

Liquidity and Capital Resources

Our primary source of funds since incorporation has been through the issue of our Common Shares. Revenues from our software operations have increased each year since we changed our business strategy from oil and gas to software development: $3,232,354 in 2001, $1,421,289 in 2000, and $262,342 in 1999. Losses decreased from $2,625,306 in 2000 to $835,967 in 2001.

During the year ended October 31, 2001, we issued 78,000 common shares upon exercise of options and warrants for proceeds of $92,500. During the year ended October 31, 2000, we raised $10,075,000 through a private placement of Special Warrants completed on March 10, 2000. In addition, all of the 1999 Special Warrants and 1999 Warrants we issued were exercised resulting in the issuance of 1,100,000 Common Shares in aggregate and resulting in a further cash infusion of $1,375,000.

Capital expenditures were $314,715 for the year ended October 31, 2000 and $97,093 for the year ended October 31, 2001. These expenditures were made to acquire computer and related equipment.

Our cash and short-term investment position at October 31, 2001 was $6,091,085. We had working capital of $7,298,423 at October 31, 2001.

We expect that our software development costs will be approximately $2,500,000 in our fiscal year ending October 31, 2002. We anticipate our capital requirements will increase to approximately $3,000,000 in our fiscal year ending October 31, 2003, principally as a result of additional staff requirements. Administrative expenses are expected to be approximately $1,000,000 during our fiscal year ending October 31, 2002.

We believe that our current cash resources are sufficient to enable us to continue as a going concern.

We believe that our cash flow from operations, supplemented by existing working capital, provide sufficient resources to finance our operations and planned capital needs for the next 12 months at least.

We do not know of any trends, demands, commitments, events or uncertainty that will result in, or that are reasonably likely to result in, our liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in our liquidity are determined by the success or failure of our software operations.

Research and development, patents and licenses, etc.

The Company's policy is to continuously perform research and development to develop new products or versions of products. We also research new technologies that relate to our products and use them to improve our products where appropriate. The Company does not patent its products or technologies but utilizes a licensing model with its customers, which provides protection from unauthorized use. Our source code is not made available to licensees and we utilize various security measures to prevent any unauthorized copying or viewing of our source code. Research and development expenditures are described as "Software Development" in our financial statements and are fully expensed in the periods they are incurred. For fiscal 2001 these expenditures amounted to $2,013,601, for fiscal 2000 these expenditures amounted to $1,291,899 and for fiscal 1999 expenditures were $1,208,096.

Trend information

Since the end of the last fiscal year the company released a new version of casino software. Our revenue is beginning to be generated more from ongoing license fees relative to initial development and set-up fees. The Company has added several new clients since the end of the last fiscal year and existing clients are being upgraded to the new version of our software.



Consolidated Financial Statements of

CHARTWELL TECHNOLOGY INC.

As at October 31, 2001 and 2000 and for each of the years in the three year period ended October 31, 2001

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The management of the Company has prepared the information and representations in this Annual Report. The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting practices in Canada, and, where appropriate, reflect management's best estimates and judgments. A system of internal accounting controls is maintained to provide reasonable assurance that financial information is accurate and reliable. The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards for the purpose of expressing their opinion on the Consolidated Financial Statements. This Annual Report has been approved by the Board of Directors.

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Chartwell Technology Inc. as at October 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended October 31, 2001 and October 31, 2000 we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended October 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2001 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
December 14, 2001

COMMENTS FOR U.S. READERS

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph when there are substantial uncertainties about the Company's ability to continue as a going concern, as referred to in note 1 to these consolidated financial statements. Our report to the shareholders dated December 14, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors' report when the facts are adequately disclosed in the financial statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
December 14, 2001

CHARTWELL TECHNOLOGY INC.
Consolidated Balance Sheets

As at October 31 (stated in Canadian dollars)

	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 2,741,078	$ 8,793,474
Short term investments (note 12)	3,350,007	-
Accounts receivable	1,200,036	143,753
Prepaid expenses	79,867	71,968
	7,370,988	9,009,195
Available for sale long-term securities	42,882	42,882
Capital assets (note 5)	303,392	327,745
Deferred software development costs (note 6)	220,144	330,220
	$ 7,937,406	$ 9,710,042
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 59,897	$785,542
Current portion of obligations under capital lease (note 7)	12,668	12,486
Deferred revenue	-	299,789
	72,565	1,097,817
Obligations under capital lease (note 7)	13,446	17,363
Shareholders' equity:		
Share capital (note 8)	14,511,135	14,418,635
Deficit	(6,659,740)	(5,823,773)
	7,851,395	8,594,862
Continuing operations (note 1)		
Commitments (note 13)		
	$ 7,937,406	$ 9,710,042

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed "Darold H. Parken" Director

Signed "Roderick A. Ferguson" Director

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Loss and Deficit

Years ended October 31 (stated in Canadian dollars)

	2001	2000	1999
Revenue:			
Software set-up fees	$ 1,928,696	$ 909,902	$ 235,528
Software license fees	908,876	172,463	-
Interest and other	394,782	338,924	26,814
	3,232,354	1,421,289	262,342
Expenses:			
Software development	2,013,601	1,291,899	1,208,096
General and administrative	2,065,710	2,516,688	622,476
Gain from extinguishment of debt (note 3)	(242,512)	-	-
Write-off of acquired inventory and equipment	-	-	158,745
Amortization of deferred software development costs	110,076	110,074	108,824
Interest	-	6,884	64,425
Equipment sales and consulting	-	-	46,993
Depreciation and amortization	121,446	121,050	51,675
	4,068,321	4,046,595	2,261,234
Loss from continuing operations	(835,967)	(2,625,306)	(1,998,892)
Loss from discontinued oil and gas operations (note 4)	-	-	(124,192)
Net loss	(835,967)	(2,625,306)	(2,123,084)
Deficit, beginning of year	(5,823,773)	(3,198,467)	(1,075,383)
Deficit, end of year	$ (6,659,740)	$ (5,823,773)	$(3,198,467)
Net loss per share:			
from continuing operations	$ (0.05)	$ (0.20)	$ (0.18)
for the year	$ (0.05)	$ (0.20)	$ (0.19)

See accompanying notes to consolidated financial statements.

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Cash Flow

Years ended October 31 (stated in Canadian dollars)

	2001	2000	1999
Cash provided by (used in):			
Operations:			
Net loss from continuing operations	$ (835,967)	$ (2,625,306)	$(1,998,892)
Write-off of acquired inventory and equipment	-	-	158,745
Depreciation and amortization	121,446	121,050	56,167
Amortization of deferred software development costs	110,076	110,074	108,824
Deferred revenue	(299,789)	(123,014)	422,803
Change in non-cash working capital:			
Accounts receivable	(1,056,283)	150,150	(227,746)
Prepaid expenses	(7,899)	(5,495)	(52,501)
Accounts payable and accrued liabilities	(725,645)	437,737	(20,853)
	(1,789,827)	582,392	(301,100)
	(2,694,061)	(1,934,804)	(1,553,453)
Financing:			
Issue of debenture for cash	-	-	500,000
Issue of shares	92,500	1,447,500	18,750
Issue of special warrants	-	10,075,000	932,800
Share and special warrant issue costs	-	(816,416)	-
Repayment of lease obligations	(3,735)	(230,375)	(73,711)
Long-term debt	-	(42,625)	(5,223)
	88,765	10,433,084	1,372,616
Investments:			
Cash acquired on acquisition of Gateway Technology Inc. (note 3)	-	-	68,285
Purchase of short term investments	(3,350,007)	-	-
Software development costs	-	-	(157,490)
Purchase of capital assets	(97,093)	(314,715)	(75,410)
	(3,447,100)	(314,715)	(164,615)
Discontinued operations:			
Operating loss	-	-	(10,795)
Proceeds on sale of petroleum and natural gas properties	-	-	127,750
	-	-	116,955
Increase (decrease) in cash	(6,052,396)	8,183,565	(228,497)
Cash and cash equivalents, beginning of year	8,793,474	609,909	838,406
Cash and cash equivalents, end of year	$ 2,741,078	$ 8,793,474	$ 609,909

See accompanying notes to consolidated financial statements

Chartwell Technology Inc. (the "Company") is incorporated under the Business Corporations Act (Alberta). The Company specializes in the development of leading edge games and entertainment content for Internet and Intranet deployment. The Company's software products and games are designed for use in gaming, entertainment, advertising and promotional applications.

1. Continuing operations:

The Company has no history of generating cash flow from operations. Although the Company earns license and royalty revenue from its software, that revenue is not yet at a level at which profitability can be sustained. The Company currently has sufficient cash to fund its business plan for the next fiscal year.

2. Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gateway Technology Inc. ("GTI"), a United States company, and Chartwell Games Corp. ("CGC") (formerly Gaming Tech Corporation), a Belize company. GTI is a US incorporated company which was acquired on November 1, 1998 and Gaming Tech was incorporated in Belize and com menced operations November 1, 1999. The accounting policies of the Company are in accordance with generally accepted accounting principles in Canada and Canadian dollars is the functional currency. Except for the information disclosed in note 16 there are no material differences between Canadian and United States generally accepted accounting principles in these consolidated financial statements.

(b) Cash and cash equivalents:

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amount shown in the financial statements.

2. **Significant accounting policies (continued):**

(c) Capital assets:

Capital assets are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Capital assets under lease	30%
Computer equipment	30%
Furniture and equipment	20%

The Company followed the full cost method of accounting for its petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas properties and related reserves were capitalized into a single Canadian cost centre. Such costs included land acquisition costs, geological and geophysical expenses, cost of drilling both productive and non-productive wells, tangible production equipment, and that portion of general and administrative expenses directly attributable to exploration and development activities.

The Company applied a "ceiling test" to capitalized costs to ensure that such costs did not exceed the estimated value of future net revenues from estimated production of proven reserves, using prices and costs in effect at the Company's year-end. Future net revenues were calculated after deducting general and administrative costs, financing costs, income taxes and future site restoration and abandonment costs.

Capitalized costs were depleted using the unit-of-production method based on estimated proven reserves, before royalties, as determined by an independent engineer. For purposes of the depletion calculation, natural gas reserves and production were converted to equivalent volumes of crude petroleum based on the energy equivalent ratio of six thousand cubic feet of natural gas to one barrel of crude petroleum.

(d) Research and deferred software development:

Research costs are expensed as incurred. Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under generally accepted accounting principles. The criteria are the establishment of technical feasibility, identification of a market for the software, the Company's intent to market the software, and the existence of adequate resources to complete the project. To October 31, 2001, the Company has deferred the purchase cost of acquired software which is being amortized over its expected useful life of five years. No other soft ware development costs have been deferred.

Capitalized software development is evaluated in each reporting period to determine whether it continues to meet the criteria for continued deferral and amortization.

2. **Significant accounting policies (continued):**

(e) Foreign currency translation:

The Company uses the temporal method of foreign currency translation to translate the accounts of its foreign subsidiary. Monetary items are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(f) Revenue recognition:

Revenue is recognized in accordance with the terms of the Company's various licensing agreements. Software set-up fees, which require software customization, modification and integration are recognized following the completed contract method. Licensing revenue including revenue related to software maintenance and upgrades, is recognized on an accrual basis as earned over the life of the licensing agreement.

(g) Per share amounts:

Loss per share has been calculated using the weighted average number of common shares outstanding during the year, which were 15,616,063 (2000 - 12,807,211, 1999 - 10,906,801). Diluted per share amounts, which are calculated using the treasury stock method, have not been shown as the results would be anti-dilutive.

(h) Use of estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(i) Income taxes:

The Company follows the liability method of accounting for income taxes, under which future income tax assets and liabilities are determined based on "temporary differences" and are measured using the current, or substantially enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

(j) Stock option plan:

The Company has a stock option plan which is described in note 9(c). No compensation expense is recognized under the plan when stock options are issued. The consideration paid on exercise of stock options is credited to share capital.

Years ended October 31, 2001, 2000 and 1999 (stated in Canadian dollars)

3. Acquisition of wholly-owned subsidiary:

On November 1, 1998, the Company acquired all of the issued and outstanding shares of GTI, a Delaware corporation, by issuing 1,000,000 common shares in escrow and 50,000 common shares, at $1.00 per share, to a third party as a finder's fee. Under the terms of the Escrow Agreement, the 1,000,000 shares are held and released on the basis of one share for each $1.00 of cash flow from operations generated by GTI. Shares remaining in Escrow at October 31, 2003 are to be returned to the Company and cancelled. Since the likelihood of positive future cash flows in GTI cannot be determined beyond a reasonable doubt, these shares are contingent consideration and their issue, although recognized in these financial statements have been valued at $nil consideration. As shares are released from escrow, they will be recorded as an additional cost of the acquisition at that time. GTI is a development stage corporation and is a computer hardware and software integrator that specializes in Internet and Intranet based computing. The acquisition has been accounted for as a pur chase and accordingly the results of operations of this business have been consolidated since the date of acquisition. The following is a summary of the purchase consideration and net assets acquired:

Cash	$ 68,285
Software	391,628
Capitalized assets	229,839
Net working capital deficiency	(341,947)
Long-term debt	(297,805)
Net assets acquired	$ 50,000

The Company has determined that $242,512 of liabilities which were recognized upon the acquisition are no longer payable, and therefore these amounts have been recognized as income in the current year.

Years ended October 31, 2001, 2000 and 1999 (stated in Canadian dollars)

4. Discontinued operations:

On February 1, 1999, the Company sold its petroleum and natural gas properties business segment for proceeds of $127,750 cash. The Company recognized a loss of $113,397 on the sale. The operating results of this business segment for all years presented are reflected as "discontinued operations". The statement of net income (loss) for the petroleum and natural gas properties business segment was as follows:

	Period ended February 1, 1999	Year ended October 31, 1998
Revenue	$ 27,911	$ 137,411
Royalties	(8,316)	(32,267)
	19,595	105,144
Expenses:		
Operating	25,898	78,118
Depletion	4,492	130,747
	30,390	208,865
Loss on disposition	(113,397)	-
Net income (loss) from discontinued operations	$ (124,192)	$ (103,721)

Included in depletion expense for the year ended October 31, 1998 is $80,000 related to a write-down of petroleum and natural gas properties.

5. Capital assets:

2001	Cost	Accumulated amortization	Net book value
Capital assets under lease	$ 47,005	$ 24,641	$ 22,364
Computer equipment	476,602	246,778	229,824
Furniture and equipment	78,582	27,378	51,204
	$602,189	$ 298,797	$ 303,392

2000			
Capital assets under lease	$ 46,322	$ 20,381	$ 25,941
Computer equipment	375,076	134,334	240,742
Furniture and equipment	80,429	19,367	61,062
	$501,827	$ 174,082	$ 327,745

Years ended October 31, 2001, 2000 and 1999 (stated in Canadian dollars)

6. Deferred software development costs:

	2001	2000
Software development costs	$ 549,118	$ 549,118
Less: accumulated amortization	(328,974)	(218,898)
Net book value	$ 220,144	$ 330,220

7. Capital leases:

The capital lease obligations were incurred to purchase computer and office equipment, the following is a summary of the capital lease obligations at October 31, 2001:

Capital lease obligation	$ 26,114
Less current portion	(12,668)
	$ 13,446

The following is a schedule by years of future minimum lease payments together with the net present value as at October 31, 2001:

Fiscal year ending:	
2002	$ 13,468
2003	8,796
2004	6,728
2005	3,195
Total minimum lease payments	32,187
Less interest amount	(6,073)
	$ 26,114

Years ended October 31, 2001, 2000 and 1999 (stated in Canadian dollars)

8. Share capital:

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number of Shares	Amount
Common shares:		
Balance, October 31, 1998 (i)	9,630,501	$ 2,211,001
Issued on acquisition of GTI (note 3)	1,000,000	-
Issued for finder's fee on acquisition of GTI (note 3)	50,000	50,000
Issued for cash on exercise of stock options	125,000	18,750
Issued on conversion of debentures payable	500,000	500,000
Balance, October 31, 1999	11,305,501	2,779,751
Issued for cash on exercise of stock options	45,000	72,500
Issued on conversion of Special Warrants (iii)	550,000	932,800
Issued for cash on exercise of warrants (iii)	550,000	1,375,000
Issued on conversion of Special Warrants (ii)	3,100,000	9,258,584
Balance, October 31, 2000	15,550,501	$ 14,418,635
Issued for cash on exercise of stock options	20,000	20,000
Issued for cash on exercise of warrants	58,000	72,500
Balance, October 31, 2001	15,628,501	$ 14,511,135

(i) 375,000 shares are held in escrow on behalf of the principals of the Company and are subject to the direction and determination of the regulatory authorities in the Province of British Columbia.

955,400 shares are held in escrow on behalf of the principals of the Company and others and subject to the direction and determination of the regulatory authorities in the Province of Alberta.

Pursuant to the Company's acquisition of all of the issued shares of GTI, 1,000,000 shares are held in escrow and are realizable from time to time as to one escrowed share for each $1.00 of cash flow generated by GTI subsequent to its acquisition by the Company. At October 31, 2001 all these shares remain held in escrow.

The Company has agreed to issue an additional 25,000 shares as a finder's fee in connection with the acquisition of GTI. This additional share issue will be subject to regulatory approval and will be subject to escrow as determined by regulatory authorities. As of October 31, 2001, these shares have not been issued.

Years ended October 31, 2001, 2000 and 1999 (stated in Canadian dollars)

8. Share capital (continued):

(b) Issued (continued):

(ii) On March 10, 2000, the Company received $10,075,000, less $816,416 of related issue costs, through a private placement of 3,100,000 Special Warrants. These Special Warrants entitle the holder to acquire one common share and one half common share purchase warrant. Each whole pur chase warrant entitles the holder thereof to acquire one common share of the Company at a price of $3.80 and is exercisable for a period of one year from the date of issue. In conjunction with the issue of Special Warrants, the Company issued to its Agent 310,000 broker warrants and 500,000 warrants to a financial consultant as compensation for financial advisory services. Each warrant entitled the holder to acquire an option to purchase one common share at a price of $3.25 per share, exercisable until March 10, 2001. These warrants have expired.

On July 14, 2000 the 3,100,000 Special Warrants were converted to 3,100,000 common shares and 1,550,000 purchase warrants. These warrants expired on March 10, 2001.

(iii) During the year ended, October 31, 1999 the Company received $1,000,000 through a private placement of 500,000 Special Warrants. The Special Warrants originally entitled the holder to acquire one common share and one warrant. Each warrant entitled the holder thereof to acquire one common share of the Company at a price of $2.50 until May 26, 2000. The Company did not complete the prospectus filing to clear the securities by September 24, 1999 and, accordingly, the Special Warrants were convertible or exchangeable for 1.1 common shares and 1.1 warrants each. All of the Special Warrants were converted to common shares, and in addition, 550,000 warrants to pur chase common shares were exercised at $2.50 per common share.

(c) Stock options and warrants:

The Company has a stock option plan for its directors, officers, employees and key consultants where by an amount of options to a maximum of 3,110,100 shares may be granted subject to certain terms and conditions. Stock option vesting privileges are at the discretion of the Board. The exercise price for stock options granted is no less than the quoted market price on grant date.

Changes in the number of options, with these weighted average exercise prices are summarized below:

		October 31, 2001		October 31, 2000
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,777,532	$ 1.02	897,532	$ 1.88
Granted	579,100	1.35	1,025,000	3.16
Exercised	(209,200)	0.67	(45,000)	1.61
Forfeited	(135,866)	1.03	(100,000)	3.00
Outstanding, end of year	2,011,566	$ 1.15	1,777,532	$ 2.77

Years ended October 31, 2001, 2000 and 1999 (stated in Canadian dollars)

8. **Share capital (continued):**

(c) Stock options and warrants:
The following table summarizes information about the stock options outstanding at October 31, 2001:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$1.00 - $1.25	1,811,066	3.5	$ 1.07	180,533	$1.02
1.26 1.75	50,000	2.1	1.50	50,000	1.50
1.76 2.10	150,500	5.3	2.01	16,666	2.09
$1.00 $2.10	2,011,566	3.6	$ 1.15	247,199	$1.19

In November 2000, 58,000 of the 1998 warrants were converted to common shares and the remaining 192,000 warrants expired.

9. **Related party transactions:**

For the year ended October 31, 2001, the Company paid legal fees of $60,000 (2000 - $62,000) and consulting fees of $162,000 (2000 - $135,000) to various directors of the Company in the normal course of business. These transactions were measured at the exchange amount and recorded in general and administrative expenses.

Included in accounts receivable is $29,908 (October 31, 2000 - $14,487) due from Company officers, directors and employees.

Effective November 1, 1999, the Company sold its Internet gaming software application, Casino Casino, to its wholly-owned subsidiary, CGC. The sale includes the source code for the Casino Casino software and exclusive rights to all gaming or wagering applications of the Software. The Company and its wholly-owned subsidiary, GTI, have also assigned to CGC all existing licensing agreements relating to the Casino Casino software. Included in the purchase was $192,977 of accounts receivable from sub-licensees. CGC operates independently of the Company. There are no common employees, officers or directors.

Years ended October 31, 2001, 2000 and 1999 (stated in Canadian dollars)

10. Income taxes:

The Company has adopted the liability method of accounting for income taxes effective November 1, 1999. This method was adopted retroactively without restatement of prior periods. Prior to November 1, 1999 income taxes were accounted for using the deferral method.

Income tax recovery differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the net loss for the year. The reasons for the differences are as follows:

	2001	2000	1999
Net loss	$ (835,967)	$ (2,625,306)	$ (1,998,892)
Combined Canadian federal and provincial statutory rate	42.6%	43.6%	44.6%
Computed recovery	(356,121)	(1,144,633)	(891,506)
Non-tax-based amortization	44,605	47,992	31,939
Difference in foreign tax rates	(762,816)	5,338	60,000
Benefit of future tax assets not recognized	1,063,778	802,625	799,567
Non deductible expenses	10,554	288,678	-
Actual recovery	$ -	$ -	$ -

The adjustment in respect of differences in foreign tax notes includes amounts arising from the differences in taxable income in the various jurisdictions in which the Company operates.

The components of the Company's net future income tax asset at October 31, 2001, no portion of which has been recorded in these financial statements, are as follows:

	Canada	United States	Total
Benefit of non-capital/net operating losses	$ 1,491,465	$ 25,235	$ 1,516,700
Capital assets	88,000	-	88,000
Benefit of share issue costs	185,300	-	185,300
Resource deductions	99,100	-	99,100
Deferred development costs	349,900	-	349,900
	$ 2,213,765	$ 25,235	$2,239,000

As at October 31, 2001, the Company has Canadian unrecognized loss carry-forwards for income tax purposes of approximately $4,187,000 (2000 - $1,367,000) available for deduction against future years' taxable income. These losses expire as follows:

2002	$ 123,412
2003	85,773
2004	136,870
2005	140,519
2006	955,395
2007	2,745,188
	$4,187,157

Years ended October 31, 2001, 2000 and 1999 (stated in Canadian dollars)

10. Income taxes (continued):

In addition, for income tax purposes GTI has net operating losses carry-forward of $74,243 (2000 - $301,353) available for deduction against future year's taxable income in the United States. These losses expire between 2018 and 2019.

11. Change in accounting policy:

Effective November 1, 1999 the Company has adopted the treasury stock method to calculate diluted per share amounts. This method has been adopted retroactively, and had no effect on previously recorded diluted per share amounts.

12. Financial instruments:

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and capital lease obligations. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. It is management's opinion that the Company is not exposed to significant interest and or credit risk. The Company's short term investments consist of investments in low risk, fixed interest, corporate bonds. A substantial portion of the Company's revenue is exposed to currency fluctuations.

13. Commitments:

(a) Royalty:
Pursuant to a software acquisition agreement, the Company is required to pay a royalty of 5% net receipts received in connection with the operation and management of an online or Intranet/Internet entertainment and game playing website by clients of the Company or other licensing of the software by the Company. The Company has granted a first fixed charge on the software to the Royalty holder.

(b) Operating leases:
The Company operates from leased premises. Future minimum annual payments under the leases are as follows:

2002	$ 159,000
2003	159,000
2004	159,000
2005	79,500

14. Segmented information:
The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA.

The Company's software set-up and license fees are from domestic and foreign entities and originate from the following countries of operation:

2001	Canada	Belize	Total
Software set-up fees	$ 212,361	$ 1,716,335	$ 1,928,696
Software license fees	$ 67,022	$ 841,854	$ 908,876

Years ended October 31, 2001, 2000 and 1999 (stated in Canadian dollars)

14. Segmented information (continued):

2000	Canada	Belize	Total
Software set-up fees	$ 44,375	$ 865,527	$ 909,902
Software license fees	$ -	$ 172,463	$ 172,463

15. Differences in generally accepted accounting principles between Canada and the United States:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles "Canadian GAAP". Any differences in United States generally accepted accounting principles ("U.S. GAAP") as they pertain to the Company's financial statements are not material except as follows:

(a) Reconciliation of Canadian GAAP Loss to U.S. GAAP Net Loss:
The effect on the loss for each of the years in the three year period ended October 31, 2000 of the differences between Canadian GAAP and US GAAP is summarized as follows:

	Years ended October 31, 2001	2000	1999
Net loss from continuing operations for the period as reported in accordance with Canadian GAAP	$ (835,967)	$ (2,625,306)	$ (1,998,892)
Beneficial conversion feature interest expense	-	-	(125,000)
Repricing of stock options	(702,660)	-	-
Stock based compensation expense:			
APB 25	(37,580)	(118,785)	30,272
FAS 123	(94,870)	-	(58,000)
Net loss from continuing operations under U.S. GAAP	(1,671,077)	(2,744,091)	(2,151,620)
Income (loss) from discontinued oil and gas operations	-	-	(124,192)
Difference arising from application of US GAAP ceiling test	-	-	96,116
	-	-	(28,076)
Net loss under U.S. GAAP	(1,671,077)	(2,744,091)	(2,179,696)
Deficit, beginning of year, under U.S. GAAP	(6,155,830)	(3,411,739)	(1,232,043)
Deficit, end of year, under U.S. GAAP	$(7,826,907)	$ (6,155,830)	$ (3,411,739)
Net loss per share, basic:			
From continuing operations (after extraordinary items)	$ (0.11)	$ (0.21)	$ (0.23)
Discontinued operations	-	-	(0.00)
Net loss	(0.11)	(0.21)	(0.23)
Weighted average shares for basic EPS	15,616,063	13,126,530	9,430,141

Years ended October 31, 2001, 2000 and 1999 (stated in Canadian dollars)

15. Differences in generally accepted accounting principles between Canada and the United States (continued):

Under U.S. GAAP the gain from extinguishment of debt included within the income statement would be classified as an extraordinary item in accordance with SFAS No. 4, "Reporting Gains and Losses for Extinguishment of Debt". Loss per share before extraordinary items was $0.09.
For U.S. GAAP purposes of the amounts of interest income would not be included in the subtotal of revenue.
The components of comprehensive income are as follows:

	2001	2000	1999
Net loss - US GAAP	$ (1,671,077)	$ -	$ -
Other comprehensive income:			
Change in fair value of available for sale long-term securities	27,625	-	-
Comprehensive income (loss)	$ (1,643,452)	$ -	$ -

Balance sheet items which vary in conformity with US GAAP and SEC requirements:

	2001	2000
Assets:		
Available for sale long-term securities	$ 70,507	$ 42,882
Shareholders' Equity:		
Common Stock	$ -	$ -
Accumulated other comprehensive income	27,625	-
Deficit	(7,826,907)	(6,155,830)
	$ (7,799,282)	$ (6,155,830)

There are no variations between the amounts of assets and liabilities and those amounts measured using U.S. GAAP.

Years ended October 31, 2001, 2000 and 1999 (stated in Canadian dollars)

15. Differences in generally accepted accounting principles between Canada and the United States (continued):

(b) Stock based compensation:

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to U.S. GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123. The fair value of the options granted to consultants and other third parties is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions for grants; expected volatility of 100%, risk free interest rate of 6% and expected option lives of 5 years.

With the exception of 50,000 options granted to a consultant in the year ended October 31, 1999, and 50,000 options granted to a consultant in the year ended October 31, 2001, all options granted to date have been fixed and granted to employees, directors and officers of the Company. $94,870 (1999 - $58,000) has been charged against income for those options in 2001.

The Company has calculated the fair value of stock options granted to employees, directors and officers under the minimum valued method using the Black Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Risk free interest rate	6%	6%	6%
Volatility	100%	100%	100%
Expected option life (in years)	5	5	5
Dividend yield	0%	0%	0%

Years ended October 31, 2001, 2000 and 1999 (stated in Canadian dollars)

15. Differences in generally accepted accounting principles between Canada and the United States (continued):

(b) Stock based compensation (continued):

Had the Company determined compensation costs based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with US GAAP would have been as reported in the following table. The Company has not recognized in income any amount under SFAS 123 for stock-based employee compensation expense. These pro forma earnings reflect compensation cost amortized over the options' vesting period.

	Years ended October 31,		
	2001	2000	1999
Net loss under U.S. GAAP			
As reported	$ (1,671,077)	$ (2,744,091)	$ (2,179,696)
Pro forma	(1,889,073)	(3,656,095)	(3,270,775)
Basic loss per common share:			
As reported	$ (0.11)	$ (0.21)	$ (0.23)
Pro forma	(0.12)	(0.28)	(0.35)

(c) Additional disclosures under U.S. GAAP:

(i) The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to U.S. GAAP. Under U.S. GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet. For the three years ended October 31, 2001 there are no items classified as other comprehensive income, with the exception of a change in the fair value of available for sale securities of $27,625 for the year ended October 31, 2001.

(ii) The 2,330,400 common shares held in escrow for the year ended October 31, 2001 (2000 - 1,627,700 and 1999 - 1,476,660), have not been included in the calculation of basic or diluted earnings per share as doing so would be anti-dilutive.

(iii) Under US GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date) plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, this "ceiling test" is calculated without application of a discount factor. At October 31, 1997 the application of the full cost ceiling test under US GAAP resulted in a write-down of capitalized costs of $98,100. At October 31, 1998 the application of the full cost ceiling test under US GAAP resulted in a write-down of capitalized costs of $95,700.
Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of write-down under US GAAP, the charge for depletion will differ in subsequent years.
Under Canadian GAAP, all costs in new cost centres, including costs of exploratory dry holes, may be capitalized unless such amounts are not considered recoverable in the future. Under US GAAP such costs, including those in new cost centres, are subject to the full cost ceiling test and write-downs, if any, are included as additional depletion.

Corporate Information

Head Office:

Chartwell Technology Inc.
Suite 700, 407 - 2nd Street SW
Calgary, Canada T2P 2Y3
Tel: 403-261-6619 Fax: 403-237-5816
Toll Free: 877-261-6619
Website: www.chartwelltechnology.com
e-mail: info@chartwelltech.com

Subsidiary:

Chartwell Games Corp.
35 Barrack Road
Belize City, Belize, Central America
sales@chartwellgames.com

Directors:

Darold H. Parken
President and Chief Executive Officer,
Calgary, Alberta, Canada

Darcy Krogh
Vice President, Business Development,
Vancouver, B.C., Canada

Steven W. Latham
Business Development Officer
Vancouver, B.C., Canada

Rene G. Carrier
Private Investor
Vancouver, B.C., Canada

Roderick A. Ferguson
Lawyer
Calgary, Alberta, Canada

Website:

www.chartwelltechnology.com

Officers:

Darold H. Parken,
President and CEO

Barry H. Foster,
Chief Financial Officer

Donald C. Harold,
Vice President, Operations

Darcy Krogh,
Vice President, Business Development

David Acorn,
Vice President, Software Development

Andrew Smith,
Technical Director

Investor Relations:

David Bajwa
877-669-4180
info@chartwelltech.com
Website:
www.chartwelltechnology.com

Transfer Agent:

Computershare Trust Company of Canada
6th Floor, Western Gas Tower,
530 - 8th Avenue SW,
Calgary, Alberta, Canada T2P 3S8

Bankers:

CIBC, Main Branch
Suite 309 - 8th Avenue SW,
Calgary, Alberta, Canada T2P 1C4

Auditor:

KPMG
Calgary, Alberta

Stock Exchange:

TSX Venture Exchange
Trading Symbol: TSX-VEN: CWH

2001 Share price

Expressed in Canadian Dollars

Common Shares	High	Low
1st Qtr	1.99	0.80
2nd Qtr	1.22	0.75
3rd Qtr	2.28	0.97
4th Qtr	2.60	1.60

